SUBSCRIPTION AGREEMENT FOR SHARES OF TOKEN METRICS INC.

THE SECURITIES REFERENCED BELOW ARE BEING OFFERED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF LOSS OF THEIR INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS SUBSCRIPTION AGREEMENT AS LEGAL, TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD SEEK HIS, HER OR ITS OWN LEGAL, TAX AND INVESTMENT ADVICE FROM QUALIFIED PROFESSIONALS PRIOR TO MAKING A DECISION TO PURCHASE THE SECURITIES REFERENCED BELOW.

Token Metric
Attn: Ian Balina, CEO
7600 Chevy Chase
Drive, Suite 300
Austin TX 78752

Ladies and Gentlemen:

The undersigned (the "Purchaser") understands that Token Metrics Inc., a Delaware corporation ('the Company" or Token Metrics") is offering up to $ 3,999,999.86 of equity ("the Offering") in the form of shares of the Company's Common stock (the "Shares") in a Regulation Crowdfunding ("Regulation CF") offering. This Offering is made pursuant to the Form C filed with the US Securities and Exchange Commission ("SEC"). Purchaser also understands that the Offering is being made pursuant to Section 4(a)(6) of the Act, which was created by the Jumpstart Our Business Startups Act, as well as pursuant to Regulation CF, and without registration of the Shares under the Act. Purchaser will acquire Shares via a Special Purpose Vehicle ("SPV") as described below. The Offering will be conducted via the online platform of Wefunder Portal LLC ("Wefunder"), a crowdfunding portal owned by Wefunder, Inc. and registered with the Financial Industry Regulatory Authority (FINRA). Accordingly, the Purchaser further agrees as follows:

1. Subscription

1.1 Purchaser hereby subscribes for and agrees to accept from the Company the number of Shares and US Dollar amount of Shares set forth on the Signature Page attached to this Subscription Agreement (the "Agreement"), subject to the terms of the From C and of this Agreement, for a purchase price of US $ 0.47 per Share, with the total purchase price ("the Purchase Price") set forth on the signature page below, payable as provided below.

1.2 Purchaser understands and agrees that this subscription cannot be revoked within the 48-hour period prior to a Closing (as described below) of the Offering.

1.3 Purchaser understands and agrees that the Shares will be subject to restrictions on transfer as set forth below in this Agreement.

1.4 The Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason or for no reason. This subscription shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Purchaser at the Closing. Subscriptions need not be accepted in the order received and the Shares may be allocated among subscribers.

1.5 **Closing.** The closing of the purchase and sale of Shares under this Agreement ("the Closing") shall take place at such time and place as the Company may designate. The Company shall notify Purchaser of the Closing time and date.

1.6 **Payment for Shares**. Purchaser shall pay the Purchase Price in immediately available US Dollar funds by ACH (Automated Clearing House) or other means approved by Wefunder, Inc., to the registered Regulation CF portal Wefunder, owned by Wefunder, Inc., acting as escrow agent ("the Escrow Agent"), to be held in escrow by the Escrow Agent in accordance with and subject to the terms described in this Agreement ("the Agreement"), and to be (a) released to the Company upon the Closing, or (b) refunded to the Purchaser if for any reason Wefunder does not close the Offering and release the investment funds to the Company.

1.7 **Issuance of Shares.** Purchaser shall receive notice and evidence of the entry of the number of Shares owned by the Purchaser reflected on the books and records of the Company and verified by Wefunder, which shall bear a notation that the Shares were sold in reliance upon an exception from registration under the Act. If the Shares are to be represented by certificates, then a certificate representing the Shares purchased by the Purchaser will be delivered to the Purchaser following the Closing.

2. Purchase Procedure Prerequisites. The Purchaser acknowledges that, in order to subscribe for Shares, he or she must, and does hereby, deliver to Wefunder, on behalf of the Company:

2.1 An executed counterpart of the Signature Page attached to this Agreement; and

2.2. Funds in an amount within the limits that Purchaser is permitted to invest under the terms of Regulation CF as stated by Wefunder.

3. Wefunder's Way to Manage Your Investment and Share Voting Rights

3.1 Wefunder sets up a Special Purpose Vehicle (SPV) for each company like Token Metrics that raises investment funds via Wefunder (except for a minority of companies that opt for a Custodian rather than an SPV).

3.2 The name of the SPV is "Token Metrics I, a Series of Wefunder SPV, LLC".

3.3 The SPV holds your Shares, plus every other Wefunder investor's shares in Token Metrics, on your behalf.

3.4 Token Metrics' Lead Investor, Thomas Murphy (as identified on the Wefunder portal), exercises the voting power of your Shares by voting as a Token Metrics shareholder on behalf of the SPV and all the Wefunder investors in Token Metrics.

3.5 The SPV is involved in the flow of the funds you invest in this way: Investors' funds are pooled into the SPV, and the SPV then invests all investors' funds into Token Metrics.

3.6 You own a portion of the SPV in proportion to your investment relative to the investments of others in Token Metrics via Wefunder.

3.7 Wefunder will present several agreements to you, via Wefunder's user-investor interface, for you to review and agree to (Wefunder's interface explains each agreement):

      3.7.1 Investor Agreement

      3.7.2 SPV Subscription Agreement

4. USE OF PROCEEDS

In the event of a maximum raise of $4,000,000, the amount of raised funds will be used to implement the Company's plans as presented on the Wefunder portal, including efforts to hire the best talent available in the crypto, media, and technology sectors so that the Company's growth over the past year can remain sustainable for the future. Approximately 44% of raised funds will to towards our current employee payroll expenses and new hiring expenses. The Company plans to spend approximately 6% on advertising, 7% on software costs, and 10% towards general administrative and overhead expenses. The Company plans to allocate 12% toward building out the robo-advisor. Funds will also be put towards facilities and production equipment for Token Metrics TV such as studio space, cameras, lighting, and video editors/videographers (approximately 12.5% of raised funds). Remaining funds will also cover Legal and Accounting costs of the Company's Regulation CF offering

In the event of a minimal raise of $500,000, the raised funds will be used to implement the Company's plans as presented on the Wefunder portal, including efforts to hire the best talent available in the crypto, media, and technology sectors so that the Company's growth over the past year can remain sustainable for the future. Approximately 22% of raised funds in this event will go toward new hiring expenses. Approximately 42.5% would be allocated to our current employee payroll expenses. We will also allocate 10% towards our software costs and a further 10% to our general administrative and overhead expenses. Funds will also be put towards facilities and production equipment for Token Metrics TV, such as studio space, cameras, lighting, and video editors/videographers (approximately 8% of raised funds). Remaining funds will also cover Legal and Accounting costs of the Regulation CF offering.

A 6% fee to Wefunder as the funding portal for the Regulation CF offering will also be included in the use of proceeds for both the maximum and minimum raise scenarios, calculated as 6% of raised funds.

5. CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN STATEMENTS IN THIS SUBSCRIPTION AGREEMENT CONSTITUTE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS SUBSCRIPTION AGREEMENT, THE WORDS "MAY," "WILL," "SHOULD," "PROJECT," "ANTICIPATE," "BELIEVE," "ESTIMATE," "INTEND," "EXPECT," "CONTINUE," AND SIMILAR EXPRESSIONS OR THE NEGATIVES THEREOF ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS, INCLUDING THE INTENDED ACTIONS AND PERFORMANCE OBJECTIVES OF THE CORPORATION, INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER IMPORTANT FACTORS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE, OR ACHIEVEMENTS OF THE CORPORATION IN ITS DEVELOPMENT OF THE PLATFORMS AND THE TOKEN METRICS PROJECT TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE, OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. NO REPRESENTATION OR WARRANTY IS MADE AS TO FUTURE PERFORMANCE OR SUCH FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS IN THIS SUBSCRIPTION AGREEMENT SPEAK ONLY AS OF THE DATE HEREOF. THE CORPORATION EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO DISSEMINATE ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT ANY CHANGES IN ITS EXPECTATION WITH REGARD THERETO OR ANY CHANGE IN EVENTS, CONDITIONS, OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THIS SUBSCRIPTION AGREEMENT AS INVESTMENT, LEGAL, TAX, REGULATORY, FINANCIAL, ACCOUNTING, OR OTHER ADVICE, AND THIS SUBSCRIPTION AGREEMENT IS

NOT INTENDED TO PROVIDE THE SOLE BASIS FOR ANY EVALUATION OF AN INVESTMENT IN SHARES. PRIOR TO ACQUIRING SHARES, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN LEGAL, INVESTMENT, TAX, ACCOUNTING, AND OTHER ADVISORS TO DETERMINE THE POTENTIAL BENEFITS, BURDENS, AND OTHER CONSEQUENCES OF SUCH INVESTMENT.

6. RISK FACTORS

As with any startup, there are major risks that the Company will not succeed in its business plan. All the above-listed steps are uncertain of achievement, and changing conditions or limitations of resources could prevent the Company from succeeding or attempting with any or all of them.

The content and timing of federal regulations that affect the Company and its key team members are uncertain.

You should not rely on information in the public media and social that is published by third parties when making a decision whether to participate in the offering and acquire Shares.

Dilution of the value of the Shares subscribed for could be greater than anticipated in order to provide incentive compensation for essential personnel and tasks, particularly if cash resources are limited.

Your investment could, in light of all the risk factors, become worthless.

Even if the investment has value, you could be unable for long periods of time, and indefinitely into the future, sell your shares and realize their value.

Risks associated with an investment in the Subscription Agreement and Shares further include:

Token Metrics may not successfully develop, market, and launch the services, technology, and initiatives currently planned or under development, so that equity shares may decline in value or have no value.

Trading and secondary markets for the Shares do not exist and may never develop.

Even if a trading market develops, there may not be any market makers for the Shares.

The Shares are not backed by the government and are not legal tender.

The US tax treatment of the Shares is uncertain, such that there may be unanticipated adverse tax consequences for you and other holders upon certain future events.

The Share prices, if secondary markets develop at some point in the future, may be extremely volatile, and the value of the Shares may be materially adversely affected as a result.

The marketing and value of investors' Shares will depend on factors outside the control of the investor, including factors within the knowledge and control of officers and directors of the Company that the investor will have little or no influence upon.

Risks Related to Corporate Governance vis-à-vis Shareholders

As a minority shareholder you will have very limited ability to prevail in a majority shareholder vote, as the majority of Shares will be owned by the founder-CEO.

The holder(s) of the majority of Shares in the Company may limit the ability of the investors to influence decisions of the Company and may dilute investors by a further offering or financing round.

The voting power of Shares will be exercised by the Lead Investor, via the Special Purpose Vehicle, and will not be voted by you the Purchaser.

The holder(s) of the majority of Shares in the Company may make decisions that you the Purchaser disagree with and that may impair the interests of investors.

The holder(s) of the majority of shares in the Company may have fuller or more timely information than investors.

Risks Related to the Development of the Token Metrics Platforms

The TokenMetrics platforms may not be widely used and may never develop as we intend. It is possible that there may be limited users, which may negatively impact the value of equity shares in the Corporation.

Token Metrics' past performance does not necessarily reflect future performance or the likelihood of the success of the Token Metrics platforms and service offerings.

Negative publicity could adversely affect the adoption of the Token Metrics platforms and service offerings.

The Token Metrics platforms' technology may not function properly.

If Token Metrics fails to promote or develop our Company brands in a cost-effective manner among users, we may not grow or maintain the Token Metrics platforms' userbase and the value of your Shares may be adversely affected.

Risks Related to Our Business

Token Metrics Inc. and its subsidiaries are new with limited operating history, which makes it difficult to evaluate our Company's ability to develop and grow the Token Metrics platforms.

Token Metrics has experienced net losses in the past and Token Metrics may incur net losses in the future.

The Token Metrics platforms rely on the availability of information such as business plans, code repositories, token supply, trading, and pricing information supplied by third-parties. Restrictions on access to this third-party information could negatively impact the value of the Token Metrics platform.

If we at Token Metrics are unable to generate sufficient cash from subscriptions to the Token Metrics platforms, we may be unable to fund our operations and, as a result, Token Metrics may be unable to support the Token Metrics platforms as described in this Subscription Agreement. This may have a material adverse effect on the Token Metrics platform and the value of the Shares.

The demand for cryptocurrencies and digital assets in general could decline in the future, which may have a material impact on demand for our ratings platform as well as our operations and financial strength.

We operate in a very competitive industry and any failure to attract users to the Token Metrics platforms could diminish our development or possibly cause our operations to cease.

We might need more capital to support platform or Purchaser growth and there is no guarantee that we will have access to more capital or access to capital under acceptable terms.

The further development and operation of the Token Metrics platform may require that we protect our technology from imitation, which may prove difficult or impossible.

The success of Token Metrics is directly correlated to the success of the cryptocurrency market, and cryptocurrencies are highly volatile, thus posing substantial risk to our success.

Our quantitative investment models have a large impact on the accuracy of our ratings, indices, and price predictions, so that if we ae unable to build successful models we will not be able to retain clients and gain new clients in a successful manner.

Our team works remotely, which has the possibility to make it difficult to work effectively together.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Risks Related to the Financial Condition of the Company

The Company's net assets and revenue compared to expenses may not be sufficient to enable the success or survival of the Company.

The Company may find it difficult or impossible to obtain further financing in the future to the extent needed to succeed or survive as a going entity.

Risks Related to Regulation

It is possible that the Token Metrics Project and Token Metrics platform could be deemed by state or federal securities regulators to be an investment adviser subject to regulation, which could result in temporary or permanent shutting down of the Token Metrics platform.

The Shares and Subscription Agreements could be deemed by state or federal regulators to be a non-exempt offering of securities and subject to injunction and penalties, potentially criminal as well as civil, with adverse and possibly terminating effect on the value of the Shares.

We are not licensed in any state or federal or non-US jurisdiction and future efforts to acquire licenses for regulated activities may be unsuccessful.

We do not intend to register as a money transmitter or money services business under the laws of the US and individual states, and our business may be adversely affected if we are required to do so.

Risks Related to Plans for Robo-Advisor

Our future efforts to gain approval for a Token Metrics Robo-Advisor are uncertain of success. In the event we are not given the necessary approval for the Robo-Advisor, our future business model will not go into effect.

It is uncertain whether Token Metrics will be able to build a successful Robo-Advisor business if the Robo-Advisor is approved federal authorities, namely the US Securities and Exchange Commission.

The legal and regulatory framework affecting a Robo-Advisor is subject to change at the federal and state level, and changes in that framework could hurt the Company's business in the event the Robo-Advisor is approved and successfully launched.

Risks Related to Plans for Hedge Fund

Our plan to serve one or more hedge funds operating in association with Token Metrics depends on two exemptions from the Investment Company Act of 1940: the "3(c)(1) exemption" and the "3(c)(7) exemption." The 3(c)(1) exemption requires that the fund have no more than 100 beneficial owners who are accredited investors and requires further that the fund not do a public offering. The 3(c)(7) exemption allows a higher number of investors who must all be "qualified purchasers," a standard requiring significantly more net assets than "accredited investor."

There is a risk that such a hedge fund would not qualify under the 3(c)(1) exemption or that it could lose its qualification under that exemption if the number of beneficial owners-investors either knowingly or inadvertently grows to exceed 100, or if investors are found not to be accredited investors.

There is a risk that such a hedge fund would not qualify under the 3(c)(7) exemption or that it could lose its qualification under that exemption if investors are found not to be qualified purchasers.

There is a risk that hedge funds that originally engage Token Metrics to provide services for compensation might cease engaging Token Metrics, in ways that would impair the Token Metrics business plan.

Other Regulatory Risks

One or more of our key team members could become the subject of regulatory enforcement activity that could limit or prevent their current level of involvement in the Company.

Token Metrics and its key team members have operated in the field of cryptocurrencies that could be declared by US federal or state regulatory authorities to be securities, which could have collateral adverse affects upon those interacting in the past with such cryptocurrencies, including key team members of Token Metrics.

There may be deficiencies with internal controls of Token Metrics that require improvements, and if we are unable to adequately evaluate internal controls, we may become subject to sanctions and adverse actions that adversely affect our business.

Future currently unknown legal and regulatory developments in the field of cryptocurrencies could have adverse effects on the business of Token Metrics.

Risks Related to Possible Social Media Blacklisting

Many cryptocurrency companies are blacklisted from social media companies like Youtube. Token Metrics relies heavily on Youtube for our marketing and brand awareness, so that being limited or banned by Youtube could negatively impact our performance and growth potential.

Risks Pertaining to Non-US Purchasers. In addition to the above-described risks, non-US investors should be aware that international investing involves further risks, including:

Currency exchange and fluctuation risks. Changes in exchange rates between the US dollar and a non-US investor's domestic currency can reduce – or increase – the returns on the investment.

Foreign regulatory risks. Non-US investors bear the risk of running afoul of laws and regulations of their home jurisdiction, which have not been addressed by a US offeror.

Legal remedies may be more difficult or costly for non-US purchasers. In the event non-US investors believe they have a claim against a US offeror, they may have more complexities and costs than a US investor in seeking remedies in US courts as private plaintiffs, and in collecting on a judgment if any is obtained against an offeror.

7. **Representations and Warranties of the Company**

As of the Closing, the Company represents and warrants to the Purchaser as follows:

(a) <u>Organization and Standing.</u> The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has full corporate power and authority to conduct its business as presently conducted and as currently proposed to be conducted.

(b) Authority for this Subscription Agreement. The execution, delivery and performance by the Company of this Subscription Agreement, and the consummation by the Company of the transactions contemplated hereby, including the issuance of the Shares, have been duly authorized by all necessary corporate action under and pursuant to law, the terms of the Company's Certificate of Incorporation and its Bylaws.

(c) This Subscription Agreement, upon acceptance and execution by the Company, will be duly executed and delivered by the Company and will constitute a valid and binding obligation of the Company enforceable in accordance with its terms. The execution of and performance of the transactions contemplated by this Subscription Agreement and the compliance with its provisions by the Company will not violate any provision of law and will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, or require a consent or waiver under, the Company's Certificate of Incorporation or Bylaws or any indenture, lease, agreement or other instrument to which the Company is a party or by which it or any of its properties is bound, or any decree, judgment, order, statute, rule or regulation applicable to the Company.

(d) Assuming the accuracy of the Purchaser's representations and warranties set forth below, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF or under any applicable securities laws, (ii) for such other filings and approvals as have been or will be made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

8. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to, and covenants with, the Company as follows:

(a) The Purchaser has all requisite authority (and in the case of an individual, the capacity) to purchase the Shares subscribed for, enter into this Subscription Agreement, and perform all of the obligations required to be performed by the Purchaser hereunder, and such purchase will not contravene any law, rule or regulation binding on the Purchaser or any investment guideline or restriction applicable to the Purchaser.

(b)   The Purchaser is a resident of the state or country as provided to Wefunder and is not acquiring any Shares as a nominee or agent or otherwise for any other person.

(c)   The Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which the Purchaser purchases or sells Shares and will obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Purchaser is subject or in which the Purchaser makes such purchases or sales, and the Company shall have no responsibility therefor.

(d)   Including the amount set forth on the signature page hereto, in the past 12-month period, the Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

(e)   The Purchaser has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Purchaser has relied solely on the information contained in the Form C to make the decision to purchase Shares.

(f)   The Purchaser understands and accepts that the purchase of Shares involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Purchaser represents that the Purchaser is able to bear any and all loss associated with an investment in Shares.

(g)   The Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Wefunder, or any of their respective affiliates, as investment advice or as a recommendation to purchase Shares. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Wefunder or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase Shares, and that neither the Company, Wefunder nor any of their respective affiliates is acting or has acted as an advisor to the Purchaser in deciding to invest in Shares. The Purchaser acknowledges that neither the Company, Wefunder nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Purchaser's authority or suitability to invest in Shares.

(h)   The Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Purchaser has had access to such information concerning the Company and the Shares as the Purchaser deems necessary to enable the Purchaser to make an informed investment decision concerning the purchase of Shares.

(i)   The Purchaser understands that, unless the Purchaser notifies the Company in writing to the contrary at or before the Closing, each of the Purchaser's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Purchaser.

      (j)   The Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid Purchase Price of Shares, without interest thereon, to the Purchaser.

      (k)   The Purchaser understands that no federal or state agency has passed upon the merits or fairness or advisability of this investment.

      (l)   The Purchaser has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(m)   The Purchaser confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities, or (B) made any representation to the Purchaser regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase Shares, the Purchaser is not relying on the advice or recommendations of the Company, and the Purchaser has made its own independent decision, alone or in consultation with the Purchaser's investment advisors, that the investment in Shares is suitable and appropriate for the Purchaser.

(n)   The Purchaser has such knowledge, skill and experience in business, financial and investment matters that the Purchaser is capable of evaluating the merits and risks of an investment in Shares. With the assistance of the Purchaser's own professional advisors, to the extent that the Purchaser has deemed appropriate, the Purchaser has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in Shares and the consequences ,of this Subscription Agreement. The Purchaser has considered the suitability of the Shares as an investment in light of the Purchaser's own circumstances and financial condition and the Purchaser is able to bear the risks associated with an investment in Shares.

(o)   The Purchaser is acquiring the Shares solely for the Purchaser's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of securities. The Purchaser understands that the Securities have not been registered under the Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Purchaser and of the other representations made by the Purchaser in this Subscription Agreement. The Purchaser understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(p)   The Purchaser understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules of the U.S. Securities and Exchange Commission (the "Commission" or

"SEC") provide in substance that the Purchaser may dispose of the Shares only pursuant to an effective registration statement under the Act, an exception therefrom, or as further described in Section 227.501 of Regulation CF, after which certain state restrictions may apply. The Purchaser understands that the Company has no obligation or intention to register any of the Shares or to take action so as to permit sales pursuant to the Act. Even when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the Purchaser understands that the Purchaser must bear the economic risks of the investment in the Shares for an indefinite period of time.

(q)   The Purchaser agrees that the Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to section 227.501 of Regulation Crowdfunding, and the provisions of this Subscription Agreement.

9. Conditions to Obligations of the Purchaser and the Company. The obligations of the Purchaser to purchase and pay for Shares as specified on the signature page hereto and of the Company to sell Shares are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company and the Purchaser contained herein shall be true and correct as of the Closing in all respect, with the same effect as though such representations and warranties had been made as of the Closing.

10. Revisions to Manner of Holding Shares. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company (**"Crowdfunding SPVs"**) to make offerings under Section 4(a)(6) of the Act, the Purchaser agrees to exchange the Shares acquired by it pursuant to this Subscription Agreement for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The Purchaser agrees that in the event the Purchaser does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Shares at a price to be determined by the Company's Board of Directors.

11. Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Stock from the undersigned for the greater of (i) the Purchase Price and (ii) the fair market value of the Stock, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Stock the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Stock by the Financing Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

For the purposes of this Section 11, the following terms shall have the meanings set forth below:

"Change of Control" means (i) a transaction or series of related transactions in which any person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as

defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells stock at a fixed pre-money valuation.

"Financing Price" means the price per unit or conversion price of a class of stock issued to the investors investing new money in the Company in connection with the initial closing of an Equity Financing.

12. Expenses. The Purchaser and the Company shall each bear his, her or its own expenses incurred in connection with the negotiation and execution of this Subscription Agreement and the transactions contemplated hereby.

13. Miscellaneous.

(a) <u>Notices.</u> When any notice is required or authorized hereunder, such notice shall be given in writing by recognized overnight express service, certified or registered mail, return receipt requested, or personal delivery addressed to the address of the party for which it is intended, as provided to the Wefunder portal by Purchaser, and, for the Company, as set forth on the first page hereof. A notice shall be deemed given on the date of personal delivery or by email, one business day after being deposited with the overnight express service, or five (5) days after being deposited in the certified or registered mail, return receipt requested.

(b) <u>Irrevocability</u>. This Subscription Agreement may not be canceled, terminated or revoked, and this Subscription Agreement is coupled with an interest and shall survive the death or disability of Purchaser and shall be binding upon the heirs, executors, administrators, successors, and assignees of Purchaser.

(c) <u>Choice of Law.</u> This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas with respect to contracts to be performed entirely within said state.

(d) <u>Consent to Jurisdiction.</u> The Company and the Purchaser each hereby agrees and consents that any action, suit or proceeding arising out of this Agreement shall be brought in any appropriate court in the State of Texas and irrevocably consents to the jurisdiction of each such court.

(e) <u>Amendments in Writing</u>. None of the terms and conditions of this Subscription Agreement may be modified, amended or terminated except in a writing signed by the Purchaser and the Company.

(f) <u>Survival of Representations.</u> The Purchaser agrees that all of the warranties, representations, acknowledgments, confirmations, covenants and promises made in this Subscription Agreement shall survive its execution and delivery.

(g) <u>Invalidity.</u> If the application of any provision or provisions of this Subscription Agreement to any particular facts or circumstances shall be held to be invalid or unenforceable by any court of competent jurisdiction, then: (i) the validity and enforceability of such provision or provisions as applied to any other particular facts or circumstances and the validity of other provisions of this Subscription Agreement shall not in any way be affected or impaired thereby; and (ii) such provision or provisions shall be reformed without further action by the parties hereto and only to the extent necessary to make such provision or provisions valid and enforceable when applied to such particular facts and circumstances.

(h) <u>Counterparts.</u> This Subscription Agreement may be executed in any number of counterparts, each of which shall be deemed an original and which, taken together, shall form one and the same agreement. Execution and delivery of this Subscription Agreement may be evidenced by electronic transmission *(e.g.,* via facsimile or .pdf).

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__.

Number of Shares: __[SHARES]__

Aggregate Purchase Price: __$[AMOUNT]__

COMPANY:
Token Metrics, Inc
_____

Founder Signature
_____

Name: __[FOUNDER_NAME]__

Title: __[FOUNDER_TITLE]__

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

Investor Signature
By: _____   By:_____

Name: __[INVESTOR NAME]__

Title: __[INVESTOR TITLE]__

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited